January 10, 2011

VIA EDGAR

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	American Dental Partners, Inc. (the “Company,” “we” or “us”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 0-23363

Dear Mr. Reynolds:

We have received your letter dated December 13, 2010 regarding the above referenced filing. Please find our responses to your comments below. We understand that the responses below will apply to future filings made with the Securities and Exchange Commission (the “Commission”), as applicable.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For ease of reference, each of your original comments appears in bold text, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 3

Service Agreements and Affiliation Structure, page 9

1.	We note the references on pages five and six to your “affiliation model” and recent “acquisition and affiliation transactions.” Please revise future filings to further clarify how you incur expenses and generate revenues. In this regard, the relationship between you and providers is not easily understood without referring to the service agreements, financial statement footnotes and other disclosure. For example,

•

It appears that a service agreement relates to an up-front payment by you in exchange for the exclusive right and responsibility of providing business services, and that your revenues are generated by the subsequent provider payments based on a percentage of the provider’s net revenues. It is unclear how any such up-front payments are calculated, and whether they are meant to reflect an “acquisition” of everything but the dental services of the provider.

•

You state on page 27 that you do not own or control the affiliated practices, however, it appears that you have significant input, for example, through the Policy Board created by Article III of the service agreement filed as exhibit 10.49. You appear to have equal numbers of representatives on the board, which develops and implements the management and administrative policies of the provider.

•

The last paragraph on page 27 suggests that the affiliated practices receive payments, reimburse you under the service agreement and transfer any remaining funds as compensation to dentists and others. Article II of Exhibit 10.49 states that the provider is exclusively responsible for “compensation of dentists.” It is unclear to what extent the provider has discretion in determining the level of dentists’ compensation given the amounts to be netted and the priority of payments in Article IV of exhibit 10.49.

Please provide draft disclosure with your response.

The Company’s Response:

In accordance with your comment, we intend to revise our disclosure in future filings, similar to the language set forth below, to more clearly discuss our affiliation model, including how we incur expenses and generate revenue, the services we provide to the affiliated practices pursuant to a service agreement and the manner in which decisions are made with respect to the business and operations of the affiliated practices. We will include this disclosure under the subheading “Service Agreements and Affiliation Structure” (see pages 9 and 10 of the Form 10-K for the year ended December 31, 2009):

Service Agreements and Affiliation Structure

The dental group practices with which we affiliate are typically organized as professional corporations or similar entities. In certain cases, the professional corporation employs all clinical and non-clinical staff and owns all of the assets of the dental group practice. In other cases, the professional corporation or principals of the professional corporation may have previously established a separate entity known as a management service organization, or MSO, to provide dental practice management services, including dental facilities and non-clinical management or administrative support to the dental group practice.

When we affiliate with a dental group practice, we typically establish our own MSO subsidiary that acquires certain of the non-clinical assets, including, for example, furniture, fixtures, computers, software licenses, dental equipment, inventory, office and dental supplies, facility leases and non-clinical business permits, of either the professional corporation or, if one exists, the original MSO. Alternatively, we have on occasion not created our own MSO subsidiary, but rather acquired the stock of the original MSO. The acquisition price for the assets is negotiated between us and the professional corporation together with, if one exists, the original MSO. We typically value assets based on a multiple of earnings which reflects our estimated cost of capital of the dental practice management business previously owned by the professional corporation or the original MSO.

State law in most cases prohibits anyone other than a licensed dentist from employing dentists for the purpose of providing dental services. In some states, similar employment restrictions extend to dental hygienists and/or dental assistants. For these reasons, the employment relationships with the dentists, and in certain instances, the dental hygienists and/or dental assistants, are excluded from the assets that we acquire. The dentists, and, as appropriate, the dental hygienists and/or dental assistants, remain employees of the professional corporation. We do not own or control the professional corporation, which has its own board of directors and management that oversees its own internal corporate affairs.

As a condition to closing the acquisition, the professional corporation affiliates with us by entering into a 40-year service agreement with our newly formed or acquired MSO subsidiary. We refer to a professional corporation that has entered into a service agreement with us as an “affiliated practice” and to the combination of our MSO subsidiary and the affiliated practice as an “affiliated dental group.” Under the service agreement, and as discussed in more detail below, we manage the administrative non-clinical aspects of the affiliated dental group.

After an affiliated dental group is established, we may assist and facilitate bringing additional dental practices into the dental group through what we refer to as “in-market acquisitions.” In an in-market acquisition, we acquire the non-clinical assets of the dental practice. In a separate transaction, to which we are not a party, the selling dental practice merges its remaining clinical assets with or into an existing affiliated dental practice and thereby becomes subject to the existing service agreement between us and the existing affiliated dental practice. We typically value assets on a multiple of earnings that we expect to receive from the dental facility under the existing service agreement.

We have entered into a service agreement with each affiliated practice. We anticipate that each new practice with which we affiliate will enter into a similar service agreement or become a party to an existing service agreement. We are dependent on our service agreements for a substantial majority of our net revenue. The termination of one or more of our service agreements could have a material adverse effect on us.

Pursuant to the service agreement, the affiliated practice is solely responsible for all clinical aspects of the dental operations of the affiliated dental group. These clinical aspects include professional staffing levels (including recruiting, hiring and terminating dentists); practice operating hours; selecting, training and supervising other licensed dental personnel and unlicensed dental assistants; providing dental care; implementing and maintaining quality assurance and peer review programs; setting patient fee schedules; entering into dental benefit plan provider contracts; and maintaining professional and comprehensive general liability insurance covering the affiliated practice and each of its dentists. We do not assume any authority, responsibility, supervision or control over the provision of dental care to patients.

Pursuant to the service agreement, we are the exclusive provider of dental facilities, support staff and all services necessary and appropriate for the administration of the non-clinical aspects of the affiliated dental group. These services include assisting with organizational planning and development; providing recruiting, retention and training programs; supporting quality assurance initiatives; providing on-going facilities development and maintenance; administering employee benefits and payroll; procuring supplies, equipment and inventory; providing necessary information systems; assisting with marketing and payor relations; and providing financial planning, reporting and analysis. The service agreement also includes non-competition and confidentiality provisions that prohibit the affiliated practice from owning or operating another dental facility or having any interest in any business that competes with us within a contractually agreed upon service territory.

We and the practice establish, pursuant to the terms of the service agreement, a joint policy board that is responsible for developing and implementing management and administrative policies. The joint policy board consists of an equal number of representatives designated by us and the affiliated practice. The joint policy board members designated by the affiliated practice must be licensed dentists currently employed by the practice. We establish a joint policy board in order for us and the affiliated practice to discuss and develop those business plans that are expected to significantly affect both parties. The joint policy board operates on a majority vote basis and in situations in which a majority is not voted on an item, the status quo continues. The joint policy board’s responsibilities include the review and approval of long-term strategic and short-term operational goals, objectives and plans for the affiliated dental groups, annual capital and operating plans, renovation and expansion plans and capital equipment expenditures with respect to the dental facilities, advertising and marketing services, and staffing plans. The joint policy board also reviews and monitors the financial performance of the affiliated dental group. Finally, the joint policy board reviews and makes recommendations with respect to patient fee schedules and contractual relationships with dental benefit providers, although final decisions regarding these and all other clinical matters, as previously discussed, are made exclusively by the affiliated practice. At Christie Dental, a joint policy board is not employed and matters that would require policy board agreement or approval at the other affiliated practices generally require agreement between us and Christie Dental Practice Group, P.L.

The affiliated practices reimburse us for actual expenses incurred by us on their behalf in connection with the operation and administration of the dental facilities and pay fees to us for management services provided and capital committed in the form of fixed assets and working capital. Expenses incurred in the operation and administration of the dental facilities include salaries of benefits of personnel employed by us, lab fees and dental supplies, office occupancy costs, other miscellaneous costs and depreciation specifically related to the dental facilities. Our fee for management services provided and capital committed consists of one of the following:

•

a fixed monthly fee determined by agreement between us and the affiliated practice (but in no event will the total service fee be greater than the affiliated practice’s patient revenue less expenses of the dental facilities);

•

a monthly fee equal to the prior year’s service fee and an additional performance fee based upon a percentage of the increase in the amount by which the affiliated practice’s patient revenue exceeds expenses of the dental facilities as compared to the prior year (but in no event will the total service fee be greater than the affiliated practice’s patient revenue less expenses of the dental facilities);

•	a monthly fee that is based upon a specified percentage of the amount by which the affiliated practice’s patient revenue exceeds expenses of the dental facilities;

•

a fixed monthly fee and an additional performance fee based upon a percentage of the amount by which the affiliated practice’s patient revenue exceeds expenses of the facility expenses as compared to the planned amount for the current year; or

•	a monthly fee based on a specified percentage of patient revenue or a specified percentage of collections on patient revenue.

The structure of the service fee, whether composed of variable or fixed components, or both, is dependent in part on the laws and regulations of the states in which we operate.

The affiliated practice is responsible for its own business expenses, which generally consist of the salaries, benefits and certain other expenses of the dentists and, in certain states, hygienists and/or dental assistants who are employed by them. We refer to these expenses as provider expenses. After collection of fees from patients and third-party insurers for the provision of dental care, reimbursement of expenses of the dental facilities incurred by us on their behalf and payment to us of our service fee for management services provided and capital committed, the amounts remaining are used by these affiliated practices for provider expenses. The board and/or management of the affiliated practice is solely responsible for determining the compensation levels of the dentists. Because of the priority of payment of expenses, as discussed below, each affiliated practice will generally develop compensation structures that are linked to the productivity of the dentist to ensure sufficient revenue is available to meet these provider expenses.

Pursuant to the terms of the service agreements, we bill patients and third-party payors and collect payments on behalf of the affiliated practices, although we do not assume responsibility or any risk of loss for uncollectable accounts. These funds, as collected, are applied in the following order of priority:

•	reimbursement of expenses incurred by us in connection with the operation and administration of the dental facilities;

•	repayment of advances, if any, made by us to the affiliated practice;

•	payment of the monthly service fee to us;

•	payment of provider expenses; and

•	payment of the additional variable service fee, if applicable, to us.

Funds remaining after payment of the expenses and fees outlined above belong to the affiliated practice and may be used by the affiliated practice as its board determines, including distribution to the equity owners of the affiliated practice.

Each of our service agreements has an initial term of 40 years and automatically renews for successive 5-year terms, unless terminated by notice by either party given at least 120 days prior to the end of the initial term or any renewal term, or with respect to Christie Dental, Cincinnati Dental Services and Sacramento Oral Surgery, by us at any time upon 180 days’ advance notice. In addition, the service agreement may be terminated earlier by either party upon the occurrence of certain events involving the other party, such as dissolution, bankruptcy, liquidation or our failure to perform material duties and obligations under the service agreement. In the event a service agreement is terminated, the affiliated practice is required to reimburse us for unpaid expenses incurred in connection with the operation and administration of the dental facilities, repay advances and pay us any unpaid service fees. The affiliated practice may also be required, at our option in nearly all instances, to purchase the unamortized balance of intangible assets at the current book value, repurchase equipment and other assets at the greater of fair value or book value and assume our leases and other liabilities related to the terminated service agreement.

2.	We note that pursuant to the terms of the service agreements, you bill patients and third-party payors on behalf of the affiliated practices. Please tell us if you also collect payments from patients and third-party payors on behalf of the affiliated practices or if these payments are collected by affiliated practices, and revise your disclosure in the future to clarify who collects payments.

The Company’s Response:

Under the terms of the service agreements, we bill patients and third-party payors on behalf of the affiliated practices, and we also collect payments from patients and third-party payors on behalf of the affiliated practices, although we do not assume responsibility or any risk of loss for uncollectable accounts. In accordance with your comment, in future filings we will revise our disclosure to clarify that we bill and collect payments from patients and third-party payors on behalf of the affiliated practices.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 29

3.	We note the statement that, “[a]s a result of the PDG settlement, our results of operations may not be comparable period to period and may not reflect the results of operations to be expected in future periods.” Revise future filings to explain why your results would not be comparable. Provide draft disclosure for our review.

The Company’s Response:

In our Form 10-K for the fiscal year ended December 31, 2010, only 2008 financial results presented will be affected by the PDG settlement. Based on question 6 below, we will not present non-GAAP consolidated financial statements for 2008. Accordingly, we will revise our disclosure to explain why revenue and particular expense items may not be comparable where such disclaimer is made. We intend to include an introductory disclosure statement to Management’s Discussion and Analysis similar to the following:

As a result of the PDG settlement, our results of operations for the period ended December 31, 2008 may not be comparable to our results of operations for the periods ended December 31, 2009 and 2010. Our results of operations for the period ended December 31, 2008 included $17,697,000 earned from a transition services agreement with PDG, which was completed in 2008, and $30,662,000 litigation gain and included other expenses resulting from the litigation settlement.

Financial Presentation of Litigation Settlement, page 29

4.	Please revise in future filings to quantify the “financial and other covenants, including minimum net worth, minimum EBITDA, minimum leverage and fixed charge coverage ratios,” and include narrative and quantitative disclosure addressing the degree to which you are in compliance with the covenant thresholds.

The Company’s Response:

We will revise our future filings to include narrative and quantitative disclosure addressing the degree to which we are in compliance with our covenants. Our future filings will include disclosure similar to the following:

We must comply with financial and other covenants under our new and previous senior secured credit facilities. Our new senior secured credit facility requires that our net worth as of September 30, 2010 not to be less than $163,946,000, our maximum EBITDA leverage ratio be no more than 3.0 and our fixed charge minimum coverage be no less than 1.15. As of September 30, 2010, we were in compliance with these covenants as our net worth was $193,671,000, our EBITDA leverage ratio was 2.1 and our fixed charge coverage was 1.5.

5.	You do not appear to provide disclosure under Item 303(a)(4) of Regulation S-K. Please revise in future filings, or advise.

The Company’s Response:

We will provide disclosure under Item 303(a)(4) of Regulation S-K that we have no off-balance sheet arrangements to disclose.

6.	We note that you present full pro forma non-GAAP consolidated statements of operations for purposes of presenting your litigation settlement. We believe that the presentation of full non-GAAP statements of operations attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g., non-GAAP salaries and benefits expenses and non-GAAP depreciation expense, et al.), and may give the impression that the non-GAAP statement of operations represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated statements of operations in future filings. Refer to question 102.10 guidance published on our website at

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

As an alternative, you may present a non-GAAP performance measure reconciled to GAAP net earnings (losses) to convey how you evaluate your performance.

The Company’s Response:

We will not present non-GAAP consolidated statements of operations in future filings, but we may present one or more non-GAAP performance measures, reconciled to GAAP measures, if we believe it is necessary and appropriate for an understanding and evaluation of our performance.

7.	We note your pro forma income taxes of $5,798,000 and $4,171,000 for the twelve months ended December 31, 2007 and 2008, respectively. It appears to us that your pro forma non-GAAP effective tax rates for 2007 and 2008 differ from your actual effective tax rates for those years, as determined under US GAAP. Please tell us how you calculate pro-forma income taxes and why the effective tax rates differ. Also confirm to us that you will enhance your non-GAAP disclosure in the future to describe how you calculate the pro-forma non-GAAP tax effects.

The Company’s Response:

Our pro forma non-GAAP effective tax rates for 2007 and 2008 differ from our actual effective tax rates for those years, as determined under US GAAP, as we excluded the state tax treatment of items related to the outcome of litigation and its associated settlement. Litigation settlement expense of approximately $36 million contributed to an overall corporate net loss in 2007. For state tax purposes, the overall loss could not be attributed to all the states in which we operated, resulting in income tax expense in those states for which the loss was not attributed. We recognized a gain related to litigation settlement of approximately $31 million in 2008 and, that gain had the reverse state tax effect of 2007. We will enhance our disclosures in the future to describe how pro-forma non-GAAP taxes are calculated if we present such results in future filings.

8.	We note your adjustments to net earnings (losses) of $5,456,000 (2008) and $4,282,000 (2007) for amortization of service agreements, net of tax to arrive at “cash net earnings.” We also note that you do not also adjust for depreciation or amortization of trade names, customer relationships and covenants not to compete to arrive at cash net earnings. Please explain how the amount can be characterized as “cash net earnings” and revise to provide the appropriate disclosures on how this measure is used.

The Company’s Response:

The economics, structure and accounting treatment of our affiliation and acquisition transactions with dental practices results in an allocation of a significant portion of the purchase price to intangible assets. We allocate purchase price to intangible assets commonly recognized, such as trade names, customer relationships and covenants not to compete, and to service agreements. Under ASC 350-30-35-15, many companies in our industry and other industries have intangible assets that can be concluded to have indefinite lives and therefore are not amortizable for accounting purposes. In order to provide comparability, and also based on requests from our investment community, we believe it is appropriate to add back specifically the amortization of our intangible assets related to service agreements to provide comparability. We have historically characterized this adjusted earnings amount as “cash net earnings.” We will revise future disclosures to change the description of this adjusted earnings amount to “Net Earnings Adjusted for Service Agreement Intangible Asset Amortization.”

9.	We note your disclosure and discussion of cash net earnings and diluted cash net earnings per share in your financial results reported in your Item 2.02 and 9.01 Forms 8-K filed February 24, April 30, and July 28, 2010 and within Management’s prepared remarks in your quarterly earnings conference calls. We further note that you only disclose these metrics for the years ended 2008 and 2007 in your December 31, 2009 Form 10-K and that you do not disclose these metrics in your Forms 10-Q on a quarterly basis. It appears these metrics represent important measures by which you manage operations and communicate performance to investors. Please explain to us why you do not disclose these metrics for all periods presented in your annual and interim Exchange Act reports.

The Company’s Response:

As discussed in Response 8, we believe net earnings and net earnings per share adjusted for the after-tax impact of service agreement amortization expense is an important additional measure for comparability purposes with companies that have intangible assets not subject to amortization. We do not manage operations based upon this performance measure, but instead provide the information to all investors to have a performance measure for comparability with others. Our intention, therefore, is to provide these metrics consistently in all future disclosures, including annual and interim Exchange Act reports.

Critical Accounting Policies and Estimates, page 39

Goodwill and Intangible Assets, page 40

10.	We note your affiliation transactions and acquisitions of business are accounted for as business combinations, while your affiliations with dental practices as a result of the parties entering into a service agreement are not business combinations. Please explain to us the reasons why certain transactions are accounted for as business combinations, such as the acquisition of Christie Dental, and why certain transactions are not accounted for as business combinations. In your response, compare and contrast the difference between the transactions you enter into and support for us the differences in accounting treatment with applicable accounting guidance. Also, provide to us the disclosure that you will include in future filings that further describes the differences between these types of transactions that result in the different accounting treatments.

The Company’s Response:

We evaluate each transaction to determine whether it qualifies as a business combination pursuant to ASC 805-10-55-4. We recognize the transaction as a business combination if the assets acquired and liabilities assumed constitute a business and we obtain control of the business. For the acquired entity to be considered a business, it must have inputs and processes that make it capable of generating a return or economic benefit for the acquirer’s investors. Alternatively, if the assets acquired do not constitute a business, the transaction is accounted for as an asset acquisition, pursuant to ASC 805-10-25-1, ASC 805-10-20 and ASC 805-10-55-4.

Our business combinations typically involve dental groups that have many dentists (often times both partners and associate dentists) practicing at multiple dental facilities with already established professional business processes, systems and managers. These transactions typically involve our acquisition of the assets or legal entity composing a dental practice management business or management service organization. On the other hand, transactions not qualifying as a business combination typically lack the established processes, systems and management and would not qualify as a dental practice management business or management service organization. In these cases, the dentist(s) becomes an employee of an existing affiliated practice and the acquired dental facility becomes subject to an existing service agreement.

For transactions that qualify as business combinations, we allocate the purchase price to acquired assets and liabilities, including tangible and identifiable intangible assets, the fair value of the economic benefits assumed to be earned by the acquired dental practice management business under a service agreement with an affiliated practice and lastly goodwill, if any, in excess of the value of the identifiable tangible and intangible assets.

Acquisitions of dental practices that do not qualify as business combinations do not result in the recognition of goodwill. Rather, we allocate purchase price to acquired assets and liabilities, including tangible and identifiable intangible assets, and any remaining purchase price is assigned to the economic benefits assumed to be earned under the existing service agreement with the affiliated practice in which the practice was combined.

Our future filings will include the following that further describes these transactions:

We evaluate each transaction to determine whether it qualifies as a business combination pursuant to ASC 805-10-55-4. We recognize the transaction as a business combination if the assets acquired and liabilities assumed constitute a business and we obtain control of the dental practice management business. Alternatively, if the assets acquired do not constitute a business, the transaction is accounted for as an asset acquisition, pursuant to ASC 805-10-25-1, ASC 805-10-20 and ASC 805-10-55-4.

Our business combinations typically involve our acquisition of the assets or legal entity composing a dental practice management business or management service organization. On the other hand, transactions not qualifying as a business combination typically lack the established processes, systems and management to qualify as a business. In these cases, the dentist(s) becomes an employee of an existing affiliated practice and the acquired dental facility becomes subject to an existing service agreement.

For transactions that qualify as business combinations, we allocate the purchase price to acquired assets and liabilities, including tangible and identifiable intangible assets, the fair value of the economic benefits assumed to be earned by the acquired dental practice management business under a service agreement with an affiliated practice and lastly goodwill, if any, in excess of the value of the identifiable tangible and intangible assets.

Acquisitions of dental practices that do not qualify as business combinations do not result in the recognition of goodwill. Rather, we allocate purchase price to acquired assets and liabilities, including tangible and identifiable intangible assets, and any remaining purchase price is assigned to the economic benefits assumed to be earned under the existing service agreement with the affiliated practice in which the practice was combined.

Valuation of Accounts Receivable, page 39

11.	We note that each affiliated practice’s provision for doubtful accounts is estimated in the period that the services are rendered, and adjusted in future periods as necessary. We further note that you have not recorded any reserves for uncollectability of your receivables due from affiliated practices. Please tell us whether the Company or the affiliated practices estimates the initial provision for doubtful accounts and the subsequent adjustments. Also tell us how your receivables due from affiliated practices are affected, if at all, by adjustments to the provision for doubtful accounts that are recorded by your affiliates subsequent to the period that the services are rendered.

Pursuant to the service agreements with the affiliated practices, we are responsible for billing and collecting on behalf of the affiliated practices and for preparing financial statements for the affiliated practices in accordance with GAAP. As a result, we estimate the initial provision for doubtful accounts on behalf of each of the affiliated practices and accordingly their accounts receivable are recorded at their net realizable value. Our service fee is calculated on the underlying results of operations of the affiliated practices and therefore our net revenue and accounts receivable are recorded at their net realizable value. Should there be an adjustment due to a change in estimate that have already been contemplated at the facility level, the impact could potentially be a reduction or increase in the service fee payable to us in such subsequent period and a reduction or increase in the amounts receivable due to us from the affiliated practices. We will provide additional disclosure in our future filings to clarify billing, collections and doubtful accounts.

Goodwill and Intangible Assets, page 40

12.	We note that the service agreements you enter into with affiliates are generally amortized on a straight-line basis over a period of 25 years. Please tell us the factors you considered to determine the useful life of your service agreement intangible assets is 25 years.

The Company’s Response:

All service agreements between us and the affiliated practices have a contract term of 40 years. Prior to our initial public offering, we assessed the amortization period of our service agreements based on the age, size and market share of the affiliated practices and initially used amortization periods ranging from 25 to 40 years. Pursuant to discussions with the Commission staff at the time of our initial public offering, we concluded that the amortization period should generally not exceed 25 years based on (i) our limited practice management operations, (ii) the size of the practices managed by us, (iii) the relative infancy of the practice management industry and (iv) risks inherent in the industry.

We currently believe an appropriate amortization period to be no less than 25 years based on the following factors:

•	we have approximately 14 years of operating history and we are one of the largest dental practice management companies in our industry;

•

based on our experience, we have found that there is not a correlation between size or market share of an affiliated practice and the financial performance we realize or earn under our service agreements;

•

the dental practice management industry has developed significantly in terms of number, size, sophistication and specialization of dental practice management companies, including some that are similar in size to us; and

•

we believe the risks inherent in the industry, such as patient demand for care, dental insurance reimbursement trends, availability of professional dental staff and dental regulatory environment, are generally no greater than at the time of our initial public offering as evidenced by the growth in size and number of dental practice management companies.

Item 8. Financial Statements and Supplementary Data, page 45

Consolidated Statements of Income, page 49

13.	In future filings, please confirm that you will clearly identify and separately present on the face of the consolidated statements of income the amount of consolidated net earnings (losses) attributable to the Company and to the noncontrolling interest pursuant to FASB ASC 810-10-50-1A. Alternatively, explain to us why such disclosure is not required.

The Company’s Response:

In future filings, we will clearly identify and separately present on the face of the consolidated statements of income the amount of consolidated net earnings (losses) attributable to the Company and to the non-controlling interest pursuant to ASC 810-10-50-1A. The non-controlling interest line will be replaced with Less: Net income attributable to the non-controlling interest. Net earnings (losses) will be replaced with Net earnings (losses) attributable to American Dental Partners, Inc.

Notes to Consolidated Financial Statements, page 52

(2) Basis of Presentation, page 52

14.	We note your disclosure that management has determined that, based on the provisions of its service agreements the Company is not required to consolidate the financial statements of the affiliated practices that are affiliated with the Company by means of a long-term service agreement with its own. Please further explain to us the provisions of your service agreements that support your conclusion that you are not required to consolidate the financial statements of the affiliated practices. Please provide your analysis and the accounting guidance you are relying upon for the basis of your accounting policy.

The Company’s Response:

Pursuant to ASC 810-10-25 in effect at the time of filing our Form 10-K for the year ended December 31, 2009, we would have been required to consolidate the financial statements of the affiliated practices with our financial statements if we were the primary beneficiary of a variable interest entity, with an obligation to absorb a majority of the expected losses/expected residual gains of the affiliated practices, or had the direct or indirect ability to make decisions that control the affiliated practices through voting or similar rights. Based on our quantitative assessment, such models demonstrated and we accordingly determined that we do not absorb a majority of the expected losses/expected residual gains of the affiliated practices, and therefore we concluded that we are not the primary beneficiary of variable interest entities. We also do not have any arrangements, direct or indirect, that allow us to change the ownership of the affiliated practices or to influence the board of directors or management of the affiliated practices. Further, the service agreements between the affiliated practices and us clearly delineate items that are the exclusive responsibility of the affiliated practices. As a result, we concluded that we should not consolidate the financial statements of the affiliated practices with our financial statements.

15.	We also note your disclosure on page 58 that the amendment to the accounting and disclosure requirements for the consolidation of variable interest entities, including a new approach for determining who should consolidate a variable interest entity, is not expected to have a material impact on your consolidated results of operations. Please advise us of the following:

a.	explain to us the changes to the nature of your analysis and/or your conclusions reached, if any, as a result of ASU 2009-17;

b.	provide us with your qualitative analysis under the new guidance to arrive at your conclusion that you are not required to consolidate the financial statements of the affiliated practices; and

c.	include your consideration of whether each affiliated practice is a variable interest entity and whether the Company is considered the primary beneficiary, along with the basis of your conclusions in your response.

The Company’s Response:

ASU 2009-17 maintains the qualitative approach (i.e., control) but essentially eliminates the quantitative approach (i.e., residual gains/losses) and replaces it with a qualitative view of whether control exists over the variable interest entity.

Pursuant to ASU 2009-17, an affiliated practice would be considered a variable interest entity if (a) it is thinly capitalized (i.e., the equity is not sufficient to fund an affiliated practice’s activities without additional subordinated financial support) or (b) the equity holders of an affiliated practice as a group have one of the following four characteristics: (i) lack the power to direct the activities that most significantly affect the affiliated practice’s economic performance, (ii) possess nonsubstantive voting rights, (iii) lack the obligation to absorb an affiliated practice’s expected losses or (iv) lack the right to receive an affiliated practice’s expected residual returns. While none of the four conditions of (b) are met in any contractual relationships between us and the affiliated practices, there is ambiguity with (a) as we may provide advances to the affiliated practices in instances when their cash flow is not sufficient to meet all of their working capital obligations. As such, we have concluded the affiliated practices may be variable interest entities.

Pursuant to ASU 2009-17, Paragraphs 14A-14G, Appendix D, an enterprise shall be deemed to have a controlling financial interest in a variable interest entity if it has both of the following characteristics: (i) the power to direct the activities of a variable interest entity that most significantly affect the entity’s economic performance and (ii) the obligation to absorb losses of the affiliated practice that could potentially be significant to the variable interest entity or the right to receive benefits from the affiliated practice that could potentially be significant to the variable interest entity.

In addition to us not having the direct or indirect ability to make decisions that control the affiliated practices through voting or similar rights, the activities that are key to the economic performance of the affiliated practices are the exclusive responsibility of the affiliated practices and are clearly delineated in the service agreements between us and them. These items include but are not limited to doctor staffing levels (including hiring and terminating), practice operating hours, practice fee schedules and participation in dental insurance programs. As such, the power criterion of (i) above is not met.

The owners of the affiliated practices bear the risk of loss, and we have no contractual obligation to absorb any losses of the affiliated practices or bear their financial obligations. In addition, remaining amounts after the affiliated practices meet their obligations to us remain the exclusive property of the affiliated practices. The obligation criteria of (ii) above are therefore not met.

Based on our analysis of the new approach under ASU 2009-17, while the affiliated practices may be variable interest entities, we are not the primary beneficiary, and therefore we are not required to consolidate the financial statements of the affiliated practices with our financial statements.

(5) Property and Equipment, page 63

16.

We note that you have recorded aggregate capitalized software development costs amounting to $2,678,572 in connection with your proprietary practice management software system, Improvis®, as of December 31, 2009. We further note your disclosure on page 53 that development costs incurred for computer software development or obtained for internal use are capitalized and amortized. Please advise us of the following:

a.	the aggregate development costs incurred to-date for Improvis that you have expensed as of December 31, 2009, if any;

The Company’s Response:

From initiation of the development of Improvis in 2002 through December 31, 2009, we have expensed $456,000, including $81,000 expensed during the fiscal year ended December 31, 2009.

b.	your accounting policy for Improvis® software development costs (i.e. as internal-use under FASB ASC 350-40 or external-use under FASB ASC 985-20); and

The Company’s Response:

We follow ASC 350-40 (SOP 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”). In accordance with this guidance, we capitalize payroll and payroll-related costs for employees directly associated with the development of Improvis®, direct costs of materials and services provided by third parties and interest costs. At the point a module with distinct purpose and functionality is substantially complete and ready for its intended use, we cease capitalization, begin depreciation of capitalized costs and expense any on-going programming maintenance. Improvis is internally developed to meet our internal needs and currently no substantive plans exist to market the software externally.

c.	the factors you considered, including any sales or marketing of the software to third parties or to your unconsolidated affiliated practices to arrive at your accounting policy conclusion.

The Company’s Response:

We do not market or license Improvis to third parties. We do not enter into license agreements, nor do we charge fees, with respect to the use of Improvis in providing practice management services at the affiliated practices. Our employees use Improvis to provide practice management services as required by our service agreements with the affiliated practices.

(10) Pending Shareholder Litigation Settlement, page 70

17.	We note that you recorded $6 million in accrued expenses to reflect the pending settlement and $6 million in other current assets to reflect the pending receipt of insurance proceeds as of December 31, 2009 if the Court grants its final approval. Please expand your disclosure to discuss the uncertainties surrounding the final approval. Also, please explain your rationale for recording an asset and discuss whether the gain was realizable and you had the right to offset against the existing liability at December 31, 2009. Refer to ASC 450-30-05.

The Company’s Response:

In accordance with ASC 450-30-05, we determined that the level of certainty regarding Court approval of the settlement with plaintiff and realization of the insurance proceeds was very high. This conclusion was based on the fact that (i) the settlement had been negotiated and agreed to among legal counsel representing the plaintiff class, our insurance carrier, our legal counsel and us, (ii) the parties had executed necessary settlement agreements to effect the settlement, including documents to disclose and effect the disbursement of funds to shareholders who accepted the settlement and (iii) our insurance carrier had deposited the agreed upon settlement funds into an account not controlled by us. Subsequent to our filing of our Form 10-K for the year ended December 31, 2009, the Court did approve the settlement. We concluded pursuant to ASC 405-20-40, ASC 210-20 and ASC 720-20-45-1, both the expected settlement liability and the expected insurance proceeds asset were equivalent but offsetting receivables for expected recoveries from insurers against a recognized liability would not be appropriate.

Item 9A. Controls and Procedures, page 78

Disclosure Controls and Procedures, page 78

18.	We note your disclosure that your chief executive officer and chief financial officer concluded that DC&P were effective in timely alerting them to material information relating to the Company required to be disclosed in the December 31, 2009 Form 10-K. Please tell us if your DC&P were only effective in timely alerting them to material information relating to the Company required to be disclosed in the December 31, 2009 Form 10-K and, if not, confirm to us that you will revise your disclosure in future filings to remove this apparent limitation on your effectiveness conclusion. Provide us with the text of your proposed disclosure to be included in future filings based on your DC&P evaluation and conclusion as of December 31, 2009.

The Company’s Response:

Based upon the evaluation of the effectiveness of our disclosure controls and procedures, performed under the supervision and with the participation of our management, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures timely alert them to material information relating to us and were effective. This conclusion with respect to the effectiveness of our disclosure controls and procedures was not meant to be limited to disclosure for our Form 10-K for the year ended December 31, 2009. We intend to revise our disclosure in future filings to read as follows:

We maintain disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Exchange Act that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of the end of the period covered by this report, were designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms, and (ii) accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding disclosure.

Schedule 14A

Compensation Committee, page 10

19.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your apparent conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company’s Response:

In preparing our 2010 Proxy Statement, we reviewed the disclosure requirements set forth in Item 402(s) of Regulation S-K and discussed these disclosure requirements with the compensation committee of our board of directors. Members of our senior management team assessed our compensation policies and practices for all employees. The assessment considered, among other items, base salaries and all significant incentive programs participated in by employees at all levels. The incentive programs included non-equity incentive compensation (cash payouts) and equity incentive compensation (stock options) under our Amended 2005 Equity Incentive Plan. In February 2010, our chief executive officer and our compensation committee considered the results of our senior management team’s assessment. Management and our compensation committee then determined that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on our company. Based upon such determination, we concluded that no disclosure was required under Item 402(s) of Regulation S-K.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. If you have any questions, please do not hesitate to contact me at 781-224-0880.

Sincerely,

/s/ Gregory A. Serrao
Gregory A. Serrao
Chairman, President and Chief Executive Officer

cc:	John Archfield, Securities and Exchange Commission
Nasreen Mohammed, Securities and Exchange Commission
Susann Reilly, Securities and Exchange Commission
Jim Lopez, Securities and Exchange Commission